NGL ENERGY PARTNERS LP

6120 S. Yale Avenue, Suite 805

Tulsa, Oklahoma 74136

(918) 481-1119

July 7, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Ms. Lisa Krestynick, Staff Attorney

Re:                             NGL Energy Partners LP
NGL Energy Finance Corp.
Registration Statement on Form S-4 (File No. 333-219056)

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, NGL Energy Partners, LP (the “Partnership”), NGL Energy Finance Corp. (“Finance Corp.” and together with the Partnership, the “Issuers”) and the other subsidiaries of the Partnership that are co-registrants under the Issuers’ Registration Statement on Form S-4 (File No. 333-219056) (the “Registration Statement”), hereby request acceleration of the effective date of the Registration Statement.  We respectfully request that the Registration Statement become effective as of 3:30 p.m., Eastern Time, on July 11, 2017, or as soon as practicable thereafter.

Very truly yours,

NGL ENERGY PARTNERS LP

By:	NGL ENERGY HOLDINGS LLC,
its general partner

By:	/s/ Robert W. Karlovich III
Robert W. Karlovich III
Executive Vice President and Chief Financial Officer